October 15, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Michael Purcell and Irene Barberena-Meissner

Re:	Osisko Development Corp. Registration Statement on Form F-3 Filed September 12, 2025 File No. 333-290216

Ladies and Gentlemen:

I am submitting this letter on behalf of Osisko Development Corp. (the “Company”), in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), contained in the Staff’s letter, dated September 30, 2025 (the “Comment Letter”), in connection with the Company’s Registration Statement on Form F-3, filed with the SEC on September 12, 2025 (the “Form F-3 Registration Statement”).

For your convenience, the Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response.

Registration Statement on Form F-3

General

1.	We note you have incorporated by reference your Annual Report on Form 40-F for fiscal year ended December 31, 2024, as well as your NI 43-101 Technical Report, Feasibility Study for the Cariboo Gold Project on Form 6-K, which does not provide the mining disclosure requirements of subpart 1300 of Regulation S-K and the technical report summary requirements in Item 601(b)(96). See for example the technical report summary required under Item 1302(b)(2) of Regulation S-K. Section II.H.1.i. of the Final Rule “Modernization of Property Disclosures for Mining Registrants” (October 31, 2018) provides "the sole group of Canadian registrants that could continue to report pursuant to Canadian disclosure requirements following adoption of the revised mining disclosure rules would be those Canadian issuers that report pursuant to the Multijurisdictional Disclosure System (‘MJDS’)."

Please provide us with your analysis supporting your determination that you are currently eligible to file under the MJDS.

Under the MJDS, Form 40-F may be used to file an Annual Report with the SEC pursuant to Section 13(a) of the U.S. Exchange Act of 1934, as amended, and Rule 13a-3 thereunder if the following conditions are met:

Osisko Development Corp. 1100, av des Canadiens-de-Montreal Suite 300, P.O. Box 211 Montreal, QC H3B 2S2	1 of 4

(i)	the registrant is incorporated or organized under the laws of Canada or any Canadian province or territory;

(ii)	the registrant is a foreign private issuer;

(iii)	the registrant has been subject to the periodic reporting requirements of any securities commission or equivalent regulatory authority in Canada for a period of at least 12-calendar months immediately preceding the filing of the Form and is then currently in compliance with such obligations; and

(iv)	the aggregate market value of the public float of the registrant’s outstanding equity shares is US$75 million or more.

The Company satisfied these requirements at the time of filing its Annual Report on Form 40-F with the SEC on March 31, 2025, would have satisfied them at the time of filing the Form F-3 Registration Statement with the SEC (if it had been required to satisfy such requirements), and currently satisfies these requirements.

Jurisdiction of Organization

The Company is organized under the federal laws of Canada.

Foreign Private Issuer Status

The Company is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act of 1933, as amended (the “Securities Act”). As at both June 28, 2024 (which would have been the last business day of the most recently completed second fiscal quarter as at the time of filing its Annual Report on Form 40-F on March 31, 2025) and June 30, 2025 (which would have been the last business day of the most recently completed second fiscal quarter as at the time of filing the Form F-3 Registration Statement):

(i)	neither a majority of the Company’s executive officers or a majority of its directors were U.S. citizens or residents;

(ii)	the Company did not have more than 50% of its assets located in the United States; and

(iii)	the business of the Company was not administered principally in the United States.

As a result of not meeting any of the tests set forth in paragraph (1)(ii) of the definition of “foreign private issuer” in Rule 405 under the Securities Act as at the applicable assessment dates, the Company was not required to assess whether more than 50% of its outstanding voting securities were directly or indirectly held of record by residents of the United States as at such assessment dates. The Company is a “foreign private issuer” under the definition, as determined at the applicable assessment dates.

Periodic Reporting in Canada

The Company has been subject to the periodic reporting requirements of multiple securities commissions in Canada (including Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Ontario, Prince Edward Island, Québec and Saskatchewan) for a period of at least 12 calendar months before filing the Form 40-F. The Company’s public filings can be found on the System for Electronic Data Analysis and Retrieval+ (SEDAR+) of the Canadian Securities Administrators at www.sedarplus.ca under the Company’s profile.

Osisko Development Corp. 1100, av des Canadiens-de-Montreal Suite 300, P.O. Box 211 Montreal, QC H3B 2S2	2 of 4

Public Float

The aggregate market value of the “public float” (as defined in Form 40-F) of the Company’s outstanding common shares, as at a date within 60 days prior to the filing date of the Form 40-F on March 31, 2025, was more than US$75 million.

For purposes of Form 40-F:

•	the “public float” of specified securities shall mean only such securities held by persons other than affiliates of the issuer;

•	an “affiliate” of a person is anyone who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding equity shares of such person, with the determination of a person’s affiliates to be made as of the end of such person’s most recently completed fiscal year;

•	“equity shares” mean common shares, non-voting equity shares and subordinate or restricted voting equity shares, but shall not include preferred shares; and

•	the market value of outstanding equity shares (whether or not held by affiliates) shall be computed by use of the price at which the shares were last sold, or the average of the bid and asked prices of such shares, in the principal market for such shares as of a date within 60 days prior to the date of filing.

On March 28, 2025 (the last business day prior to filing the Annual Report on Form 40-F on March 31, 2025), there were 136,621,488 common shares of the Company (the only “equity shares” of the Company) issued and outstanding. Based on public filings and other information available to the Company, the only “affiliate” (as defined in Form 40-F and described above) of the Company as at December 31, 2024 (the end of the Company’s most recently completed fiscal year, as required by Form 40-F) was OR Royalties Inc. (formerly, Osisko Gold Royalties Ltd). Based on information available to the Company, OR Royalties Inc. held 33,333,366 common shares of the Company as at March 28, 2025. On March 28, 2025, the closing price of the Company’s common shares on the New York Stock Exchange (the Company’s primary trading market) was US$1.49. As a result, the “public float” for purposes of Form 40-F was [136,621,488 – 33,333,366] X US$1.49 = US$153,899,301.

If the public float were calculated as at September 11, 2025, the date immediately prior to filing of the Form F-3 Registration Statement on September 12, 2025, there were 238,586,763 common shares of the Company issued and outstanding, there were 33,333,366 common shares of the Company held by OR Royalties Inc., the only “affiliate” (as defined in Form 40-F, and determined as at December 31, 2024 as required by Form 40-F) of the Company, and the closing price of the Company’s common shares on the

Osisko Development Corp. 1100, av des Canadiens-de-Montreal Suite 300, P.O. Box 211 Montreal, QC H3B 2S2	3 of 4

New York Stock Exchange (the Company’s primary trading market) was US$3.13. As a result, the “public float” for purposes of Form 40-F was [238,586,763 – 33,333,366] X US$3.13 = US$642,443,132.

If the public float were calculated as at October 14, 2025, the date immediately prior to the date of this letter, there were 239,629,235 common shares of the Company issued and outstanding, there were 33,333,366 common shares of the Company held by OR Royalties Inc., the only “affiliate” (as defined in Form 40-F, and determined as at December 31, 2024 as required by Form 40-F) of the Company, and the closing price of the Company’s common shares on the New York Stock Exchange (the Company’s primary trading market) was US$3.59. As a result, the “public float” for purposes of Form 40-F was [239,629,235 – 33,333,366] X US$3.59 = US$740,602,169.

MJDS Eligibility

Because the Company satisfies all of the above requirements set forth in Form 40-F (which are also substantially identical to those set forth in Form F-10 under the MJDS) as at the various dates set forth above, the Company was and is eligible to file under the MJDS.

* * *

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at +1 514-607-6045 or lfarmer@osiskodev.com.

Sincerely,

_____/s/ Laurence Farmer________

Laurence Farmer

General Counsel and Vice President,

Strategic Development

OSISKO DEVELOPMENT CORP.

cc:	Via Email Thomas M. Rose, Troutman Pepper Locke LLP Shona C. Smith, Troutman Pepper Locke LLP

Osisko Development Corp. 1100, av des Canadiens-de-Montreal Suite 300, P.O. Box 211 Montreal, QC H3B 2S2	4 of 4